Exhibit Y

38.  Attach as Exhibit Y policies and procedures implemented by the applicant to review any prohibition or limitation of any person with respect to access to services offered or data maintained by the applicant and to grant such person access to such services or data if such person has been discriminated against unfairly.

Applicants who are denied access are granted the ability to appeal the denial utilizing the process outlined in Section 10.2 (Denial of User Application) of the DDR Rulebook.  Applicants who are denied access are permitted to request a hearing before three (3) members of the DDR Board.
Additionally, the Section 10.3 (Involuntary Termination Procedures) of the DDR Rulebook does permit DDR to terminate Users for various types of infractions, including: (a) material breaches of the User Agreement; (b) User's whose IT systems cause harm to the functioning of the SDR; (c) Users who have abandoned their accounts; (d) the Board determines that the User is experiencing significant financial or operating difficulties; or (e) the Board determines that termination is required under applicable law.  Under Section 10.3.3 (Right of Appeal to Involuntary Termination), Users are permitted to appeal any involuntary termination.
With respect to access to data maintained by DDR:
As noted in Section 6 of DDR's Rules,(Use of Data), Public Data shall be available in accordance with Applicable Regulations and accessible on DDR's website as further specified in Section V of the Appendix to the Operating Procedures.
Access to U.S. swap data maintained by DDR to Market Participants is generally prohibited, except to either counterparty to that particular swap, authorized third party service providers or other parties specifically authorized by the User or counterparty pursuant to Section 1.3 (Access & Recordkeeping), 6.4 (Access to DDR Data by Third Party Service Providers to Data Retained by DDR), or 6.5 (Access to U.S. Data by Appropriate Domestic or Foreign Regulators). DDR data relating to specific counterparties may be provided to third parties subject to DDR's receipt of valid consent from that counterparty or submitter of the trade.
A copy of DDR's Rulebook and Operating Procedures are available online at:

http://www.dtcc.com/~/media/Files/Downloads/legal/rules/DDR_Rulebook.pdf